Exhibit 21.1
LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation
Braze Limited	United Kingdom
Braze Pte. Ltd.	Singapore
Braze Australia PTY Ltd.	Australia
Braze Canada Ltd.	Canada